Exhibit 99.1

Maris-Tech Received Court's Approval for up to $1 Million Share Repurchase Plan Process

REHOVOT, Israel, Oct. 03, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced that on September 30, 2022, it received approval from the Israeli court for its previously announced share repurchase plan (the “Repurchase Plan”), allowing the Company to use up to $1 million to repurchase its ordinary shares, no par value (the “Ordinary Shares”). The approval is valid until March 31, 2023.

The Repurchase Plan authorizes the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, privately negotiated transactions or any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law. If the Company has not reached the maximum amount under the Repurchase Plan on or before March 31, 2023, it will be required to seek additional approval from the Israeli court to continue the Repurchase Plan.

The Repurchase Plan does not obligate the Company to repurchase any specific number of the Ordinary Shares and may be suspended or terminated at any time at management’s discretion.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, Maris-Tech is using forward-looking statements in this press release when it discusses the Repurchase Plan and the Company’s potential repurchases of Ordinary Shares under such plan. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”), and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations

Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com